Exhibit 99.1

FOR IMMEDIATE RELEASE

NICOLET BANKSHARES, INC. ANNOUNCES THIRD QUARTER 2015 EARNINGS

•	$2.6 million net income and $0.58 earnings per diluted common share for third quarter 2015
•	$8.6 million net income for first nine months of 2015, 14% higher than a year ago
•	0.97% return on average assets for first nine months of 2015, compared to 0.85% for 2014
•	$23.41 book value per common share, up 10% over December 31, 2014 and 13% over a year ago
•	During the quarter, consummated the sale of two branches, redeemed $12.2 million of SBLF preferred stock and announced merger plans with Baylake Corp.

Green Bay, Wisconsin, October 20, 2015 – Nicolet Bankshares, Inc. (OTCQB: NCBS) (“Nicolet”) announces third quarter 2015 net income of $2.6 million, and net income available to common shareholders of $0.58 per diluted common share, compared to $2.8 million and $0.63, respectively, for third quarter 2014. For the nine months ended September 30, 2015, net income was $8.6 million and earnings per diluted common share were $1.93, 14% higher than $7.5 million and $1.70, respectively, for the comparable period of 2014.

Book value per common share was $23.41 at September 30, 2015, $2.07 or 10% higher than $21.34 at year end 2014, and $2.60 or 13% higher than a year ago, benefiting from both retained earnings and lower outstanding shares.

“We continue to deliver solid results for our shareholders,” said Bob Atwell, Chairman and CEO of Nicolet. “Our performance in the first half of 2015 was especially characterized by strong secondary mortgage income, purchase accounting discount income on acquired loans, and net gains on sales of investments and other real estate owned, all which have settled down slightly to more normal levels in the third quarter of 2015. In addition, we are pleased with our net loan and net deposit growth this quarter, which more than replaced the loans and deposits sold in our recent branch sale,” Atwell said.

“As part of our capital management, we redeemed half of our SBLF preferred stock this quarter, reducing the future cost of capital,” added Atwell. “Most importantly this quarter, we announced a merger transaction with Baylake Corp. The merger is a compelling opportunity to strengthen capital, earnings and return on equity on behalf of our shareholders, as well as further serve our customers and communities.”

Earnings and Growth

Net income was $2.6 million for the third quarter of 2015, down $0.2 million from the third quarter of 2014. Between the third quarter periods, noninterest revenues rose $0.5 million (15%), led by higher secondary mortgage income between the quarters (up $0.3 million or 60%). Given the steady, positive trend of asset quality levels, the provision for loan losses was down $0.2 million. Noninterest expense increased $0.3 million (3%), mostly due to higher personnel costs and merger-related costs. Net interest income was down $0.9 million between the third quarter periods, largely due to stronger purchased loan discount income in the prior year and lower underlying loan yields, partly offset by a 2% increase in quarterly average loans.

Nicolet’s net income of $8.6 million for the first nine months of 2015 resulted in an annualized return on average assets of 0.97% and return on average common equity of 12.6%, compared to 0.85% and 11.8%, respectively, for the comparable 2014 period.

Between the comparable nine-month periods, net income was up $1.1 million or 14%. Similar to the third quarter results, noninterest revenues were up, provision for loan losses was down ($0.7 million), noninterest expenses were up ($0.8 million or 3%) and net interest income was down. Noninterest revenues grew $2.9 million or 28%, mainly due to higher secondary mortgage income (up $1.5 million or 132%), trust revenues (up $0.2 million or 7%) and net gains (up $0.6 million) over last year. Net interest income was down $0.6 million, given stronger purchased loan discount income in the prior year and lower underlying yields, partly offset by an improved earning asset mix and a 3% increase in average loans.

On August 7, 2015, Nicolet completed the sale of its Neillsville and Fairchild, WI branches, which reduced deposits by $34 million and loans by $13 million, for a $0.1 million net gain recorded in miscellaneous income in the third quarter of 2015.

Loans were $884 million at September 30, 2015, up 2% over $865 million at September 30, 2014, while total deposits were $1.01 billion at both September 30, 2015 and 2014. Excluding the impact of the branch sale, year-over-year loans were up 4% and deposits were up 3%.

Asset Quality

Nonperforming assets remained low at 0.43% of assets at September 30, compared to 0.61% at year-end 2014 and 0.67% a year ago. With a $1.35 million provision for loan losses covering $0.6 million of net charge offs for the first nine months of 2015, the allowance ratio increased to 1.13% of total loans at September 30, compared to 1.05% at year-end 2014.

Other Important Notes

On September 8, Nicolet announced the signing of a definitive merger agreement with Baylake Corp. (“Baylake”) (NASDAQ:BYLK) under which Baylake will merge with and into Nicolet to create the largest publicly traded Wisconsin community bank headquartered north of Milwaukee. Based upon the financial results as of September 30, 2015, the combined company would have total assets of approximately $2.2 billion, deposits of $1.8 billion and loans of $1.6 billion. The merger transaction is expected to close in the second quarter of 2016 and is subject to customary closing conditions, including approval by shareholders of each company and regulatory approvals.

During the third quarter of 2015 and prior to the signing of the Merger Agreement, Nicolet repurchased 13,100 shares of common stock for $0.4 million, bringing the life-to-date cumulative totals under its stock repurchase program to approximately 403,700 shares repurchased for $9.8 million. Nicolet is suspending its stock repurchase program while the merger with Baylake is pending.

On September 28, 2015, Nicolet redeemed $12.2 million, or half, of its outstanding Small Business Lending Fund (SBLF) Series C Preferred Stock. After the redemption, Nicolet continues to have capital in excess of minimum regulatory requirements and at levels that qualify as “well-capitalized” under applicable regulatory guidelines.

About Nicolet Bankshares, Inc.

Nicolet Bankshares, Inc. is the bank holding company of Nicolet National Bank, a growing, full-service, community bank providing services ranging from commercial and consumer banking to wealth management and retirement plan services. Founded in Green Bay in 2000, Nicolet National Bank operates branches in Northeast and Central Wisconsin and the upper peninsula of Michigan. More information can be found at www.nicoletbank.com.

Important Information for Investors

This communication relates to the proposed merger transaction involving Nicolet and Baylake.  In connection with the proposed merger, Nicolet and Baylake will file a joint proxy statement/prospectus on

Form S-4 and other relevant documents concerning the merger with the Securities and Exchange Commission (the “SEC”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NICOLET, BAYLAKE AND THE PROPOSED MERGER.  When available, the joint proxy statement/prospectus will be delivered to shareholders of Nicolet and shareholders of Baylake.  Investors may obtain copies of the joint proxy statement/prospectus and other relevant documents (as they become available) free of charge at the SEC’s website (www.sec.gov).  Copies of the documents filed with the SEC by Nicolet will be available free of charge on Nicolet’s website at www.nicoletbank.com.  Copies of the documents filed with the SEC by Baylake will be available free of charge on Baylake’s website at www.baylake.com

Nicolet, Baylake and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Nicolet and the shareholders of Baylake in connection with the proposed merger.  Information about the directors and executive officers of Nicolet and Baylake will be included in the joint proxy statement/prospectus for the proposed transaction filed with the SEC.  Information about the directors and executive officers of Nicolet is also included in its annual report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 9, 2015.  Information about the directors and executive officers of Baylake is also included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015.  Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Forward-Looking Statements

Forward Looking Statements “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995.

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which Congress passed in an effort to encourage companies to provide information about their anticipated future financial performance.  This act protects a company from unwarranted litigation if actual results are different from management expectations.  This report reflects the current views and estimates of future economic circumstances, industry conditions, company performance, and financial results of the management of Nicolet and Baylake.  These forward-looking statements are subject to a number of factors and uncertainties which could cause Nicolet’s, Baylake’s or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material.  Forward-looking statements speak only as of the date they are made and neither Nicolet nor Baylake assumes any duty to update forward-looking statements. There are a number of factors that could cause our actual results to differ materially from those projected in such forward-looking statements.

In addition to factors previously disclosed in Nicolet’s and Baylake’s reports filed with the SEC and those identified elsewhere in this report, these forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Nicolet and Baylake and between Nicolet National Bank and Baylake Bank, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (ii) Nicolet’s and Baylake’s plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts.  Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects” or words of similar meaning generally are intended to identify forward-looking statements.  These statements are based upon the current beliefs and expectations of Nicolet’s and Baylake’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control.  In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.  Actual results may differ from those indicated or implied in the forward-looking statements and such differences may be material.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Nicolet and Baylake may not integrate successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities and cost savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons, including issues arising in connection with integration of the two banks; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (7) Nicolet’s  shareholders or Baylake’s shareholders may fail to approve the transaction; (8) reputational risks and the reaction of the companies’ customers to the transaction; (9) diversion of management time on merger related issues; (10) changes in asset quality and credit risk; (11) the cost and availability of capital; (12) customer acceptance of the combined company’s products and services; (13) customer borrowing, repayment, investment and deposit practices; (14) the introduction, withdrawal, success and timing of business initiatives; (15) the impact, extent, and timing of technological changes; (16) severe catastrophic events in our geographic area; (17) a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (18) the U.S. legal and regulatory framework, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company; (19) the interest rate environment may compress margins and adversely affect net interest income; and (20) competition from other financial services companies in the companies’ markets could adversely affect operations.  Additional factors that could cause Nicolet’s results to differ materially from those described in the forward-looking statements can be found in Nicolet’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov).  Additional factors that could cause Baylake’s results to differ materially from those described in the forward-looking statements can be found in Baylake’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov).  All subsequent written and oral forward-looking statements concerning Nicolet, Baylake or the proposed merger or other matters and attributable to Nicolet, Baylake or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above.  Nicolet and Baylake do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

Nicolet Bankshares, Inc.

Consolidated Financial Summary (Unaudited)

	Three Months Ended			Year to Date
	9/30/2015	6/30/2015	9/30/2014	9/30/2015	9/30/2014
Selected Income Statement Data:
(In thousands, except per share data)
Net interest income	$ 10,017	$ 9,713	$ 10,893	$ 30,733	$ 31,369
Provision for loan losses	450	450	675	1,350	2,025
Noninterest income	4,185	4,894	3,645	13,149	10,285
Noninterest expense	9,849	9,724	9,523	29,375	28,595
Net income	2,594	2,935	2,765	8,609	7,533
Preferred stock dividends	60	61	61	182	183
Net income available to common shareholders	2,534	2,874	2,704	8,427	7,350
Effective tax rate	32.8%	33.0%	35.8%	33.8%	31.0%

Per Common Share Data:
Net income-basic	$ 0.64	$ 0.72	$ 0.66	$ 2.11	$ 1.75
Net income-diluted	$ 0.58	$ 0.66	$ 0.63	$ 1.93	$ 1.70

At Period End:	9/30/2015	12/31/2014
(In millions, except per share data)
Total assets	$ 1,167	$ 1,215
Loans	884	883
Allowance for loan losses	10	9
Deposits	1,012	1,060
Stockholders' equity	105	111
Common equity	93	87
Book value/common share	$ 23.41	$ 21.34
Tangible book value/common share	$ 22.39	$ 20.15
Common shares outstanding (#)	3.958	4.058

Asset Quality Ratios
Allowance for loan losses to total loans	1.13%	1.05%
Nonperforming loans to total loans	0.49%	0.61%
Nonperforming assets to total assets	0.43%	0.61%
Net charge offs to average loans (YTD annualized)	0.10%	0.31%